Filed by Goldman Sachs BDC, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Goldman Sachs Middle Market Lending Corp.

Commission File No. 000-55746

On February 20, 2020, Goldman Sachs BDC, Inc. (“GSBD” or the “Company”) filed a current report on Form 8-K that contained an excerpt of an investor presentation discussing GSBD’s financial results for the fourth quarter and year ended December 31, 2019. The presentation was provided on GSBD’s website (http://www.goldmansachsbdc.com). The presentation contained information regarding GSBD’s proposed acquisition of Goldman Sachs Middle Market Lending Corp. (“MMLC”). The following is an excerpt from the presentation discussing GSBD’s proposed acquisition of MMLC.

Quarterly Highlights Quarter Ended December 31, 2019

•

On December 9, 2019, the Company entered into a Merger Agreement with Goldman Sachs Middle Market Lending Corp. (“MMLC”), an affiliated company managed by Goldman Sachs Asset Management, L.P. (“GSAM”). Under the terms of the Merger Agreement, GSBD will issue 0.9939 of a newly issued share for each MMLC share outstanding. The total consideration paid for MMLC is approximately $1.2 billion based on the closing price of GSBD shares on February 19, 2020.[1] As disclosed in the joint proxy statement/prospectus filed with the SEC on January 8, 2020, the transaction is expected to result in significant accretion to GSBD’s net asset value per share.[2] The combined company will continue to trade under the ticker symbol “GSBD” on the New York Stock Exchange. The merger is also expected to result in net investment income accretion both in the short and long term, an overall improvement in GSBD’s portfolio metrics and benefits of scale, including improved access to diversified funding sources, cost synergies and greater trading liquidity in GSBD’s common stock;

•	Net investment income for the quarter ended December 31, 2019 was $0.48 per share, equating to an annualized net investment income yield on book value of 11.5%;

•	The Company announced a first quarter dividend of $0.45 per share payable to shareholders of record as of March 31, 2020;[3]

•	Net asset value per share for the quarter ended December 31, 2019 was $16.75 as compared to $16.98 as of September 30, 2019;

•	Gross originations were $159.8 million, comprised exclusively of first lien debt investments. Sales and repayments activity totaled $126.1 million;

•

As of December 31, 2019, the Company’s total investments at fair value and commitments were $1,541.5 million, comprised of investments in 106 portfolio companies. The investment portfolio was comprised of 93% senior secured debt, including 74% in first lien investments;[4]

•

Subsequent to quarter-end, the Company received an investment grade rating of Baa3 and stable outlook from Moody’s Investors Service. In addition, Fitch Ratings re-affirmed the Company’s investment grade rating of BBB- and stable outlook; and

•	On February 10, 2020, the Company closed a public offering of $360.0 million aggregate principal amount of 3.75% unsecured notes due 2025.

[1]

The purchase price of $1.2 billion is based upon the fixed exchange ratio of 0.9939 of a GSBD newly issued share for each MMLC share outstanding based on a price of $22.35 per share of GSBD common stock as of February 19, 2020 and an implied value per share of MMLC common stock of $22.21. Based on MMLC shares outstanding as of February 7, 2020, including the sale of approximately 3,301,136 shares of common stock that is expected to close on or around February 25, 2020.

[2]

Based on the fixed exchange ratio of 0.9939 and GSBD’s and MMLC’s respective net asset values as of September 30, 2019, as adjusted for estimated deal related expenses. The actual NAV accretion will be based upon the respective NAVs at the close of the merger, inclusive of certain transaction adjustments resulting from the merger.

[3]	The $0.45 per share dividend would be payable on April 15, 2020 to holders of record as of March 31, 2020.
[4]	The discussion of the investment portfolio excludes the investment in a money market fund, if any, managed by an affiliate of Group, Inc.

Disclaimer and Forward-Looking Statement

The information contained in this presentation should be viewed in conjunction with the earnings conference call of GSBD (NYSE: GSBD) held on February 21, 2020 and the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019. The information contained herein may not be used, reproduced or distributed to others, in whole or in part, for any other purpose without the prior written consent of the Company.

This investor presentation may contain forward-looking statements that involve substantial risks and uncertainties. You can identify these statements by the use of forward-looking terminology such as “may,” “will,” “should,” “expect,” “anticipate,” “project,” “target,” “estimate,” “intend,” “continue,” or “believe” or the negatives thereof or other variations thereon or comparable terminology. You should read statements that contain these words carefully because they discuss our plans, strategies, prospects and expectations concerning our business, operating results, financial condition and other similar matters. These statements represent the Company’s belief regarding certain future events that, by their nature, are uncertain and outside of the Company’s control. Any forward-looking statement made by us in this presentation speaks only as of the date on which we make it. Factors or events that could cause our actual results to differ, possibly materially from our expectations, include, but are not limited to, the risks, uncertainties and other factors we identify in the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in filings we make with the Securities and Exchange Commission, and it is not possible for us to predict or identify all of them. We undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

This presentation does not constitute a prospectus and should under no circumstances be understood as an offer to sell or the solicitation of an offer to buy our common stock or any other securities nor will there be any sale of the common stock or any other securities referred to in this presentation in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of such state or jurisdiction.

Nothing in these materials should be construed as a recommendation to invest in any securities that may be issued by GSBD or as legal, accounting or tax advice. An investment in securities of the type described herein presents certain risks. GSBD is managed by Goldman Sachs Asset Management, L.P. (“GSAM”), a wholly owned subsidiary of The Goldman Sachs Group, Inc. (“Group, Inc.”). Nothing contained herein shall be relied upon as a promise or representation whether as to the past or future performance.

The information contained in this presentation is summary information that is intended to be considered in the context of other public announcements that we may make, by press release or otherwise, from time to time. We undertake no duty or obligation to publicly update or revise the information contained in this presentation, except as required by law. These materials contain information about GSBD, certain of its personnel and affiliates and its historical performance. You should not view information related to the past performance of GSBD as indicative of GSBD’s future results, the achievement of which cannot be assured. Further, an investment in GSBD is discrete from, and does not represent an interest in, any other Goldman Sachs entity.

Additional Information and Where to Find It

This communication relates to a proposed business combination (the “Merger”) involving us and MMLC, along with related proposals for which stockholder approval will be sought (collectively, the “Proposals”). In connection with the Proposals, each of GSBD and MMLC intend to file relevant materials with the SEC, including a registration statement on Form N-14, which will include a joint proxy statement of GSBD and MMLC and a prospectus of GSBD. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. STOCKHOLDERS OF EACH OF GSBD AND MMLC ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT OF GSBD AND MMLC REGARDING THE PROPOSALS (THE “PROXY STATEMENT”) WHEN IT BECOMES AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS THERETO, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT GSBD, MMLC, THE MERGER AND THE PROPOSALS. Investors and security holders will be able to obtain the documents filed with the SEC free of charge at the SEC’s website, http://www.sec.gov or, for documents filed by GSBD, from GSBD’s website at http://www.goldmansachsbdc.com.

Participants in the Solicitation

GSBD and MMLC and their respective directors, executive officers and certain other members of management and employees of GSAM and its affiliates, may be deemed to be participants in the solicitation of proxies from the stockholders of GSBD and MMLC in connection with the Proposals. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the GSBD and MMLC stockholders in connection with the Proposals will be contained in the Proxy Statement when such document becomes available. This document may be obtained free of charge from the sources indicated above.